[redacted]

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
125

SECURIT 12012821 ISSION
Wasnington, D.C.

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49952

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2011 ENDING December 31, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fagenson & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Blanche LaLima 212-422-1993
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/26

OATH OR AFFIRMATION

I, Robert B. Fagenson swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Fagenson & Company, Inc., as of

December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PHILIP B. PIGNATO
NOTARY PUBLIC, State of New York
No. 01PI5063678
Qualified in Kings County
Commission Expires July 29, 2-14

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Fagenson & Company, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Fagenson & Company, Inc. (the Company) as of December 31, 2011, and the related statements of operations, changes in liabilities subordinated to the claims of general creditors, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fagenson & Company, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company plans to file a Form BDW, a uniform request for broker-dealer withdrawal, on February 29, 2012 and plans on ceasing operations as a broker-dealer. The financial statements do not include any adjustments that might result from the outcome of this matter.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as whole.

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 23, 2012

FAGENSON & CO., INC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 63,301
Due from broker dealers	4,503,631
Due from clearing organizations	118,942
Securities owned, at market value	459,392
Property and equipment, net	87,002
Other assets	142,633
	$ 5,374,901

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses and other liabilities	$ 454,171
Subordinated borrowings	3,500,000
	3,954,171

Stockholders' equity

Common stock, $100 par value; 3,000 shares authorized, 500 shares outstanding	50,000
Paid-in-capital	20,419
Retained earnings	1,350,311
	1,420,730
	$ 5,374,901

See notes to financial statements

FAGENSON & CO., INC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUES	
Commissions	$ 2,733,752
Principal transactions	2,428,860
Other income	633,634
	5,796,246
EXPENSES	
Salaries and payroll costs	3,573,277
Floor brokerage expense	309,458
Commissions and clearing expense	1,377,141
Communications	182,422
Occupancy costs	435,960
Professional fees	169,784
Operating expenses	1,013,270
	7,061,312
NET LOSS	$ (1,265,066)

See notes to financial statements

FAGENSON & CO., INC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities	
Net loss	$ (1,265,066)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	33,088
Changes in assets and liabilities:	
Securities owned	1,817,055
Other investments	173,996
Due from broker dealers	(619,867)
Due from clearing organizations	20,046
Other assets	26,593
Accrued expenses and other liabilities	(130,801)
Total adjustments	1,320,110
Net cash provided by operating activities	55,044
Cash flows from investing activities	
Purchase of property and equipment	(4,714)
Net cash used in investing activities	(4,714)
NET CHANGE IN CASH	50,330
CASH - BEGINNING	12,971
CASH - END	$ 63,301

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

See notes to financial statements

FAGENSON & CO., INC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - beginning	$ 50,000	$ 20,419	2,615,377	$ 2,685,796
Net loss			(1,265,066)	(1,265,066)
Balance - end	$ 50,000	$ 20,419	$ 1,350,311	$ 1,420,730

See notes to financial statements

FAGENSON & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO TO THE CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2011

Balance - beginning	$ 3,500,000
Balance - end	$ 3,500,000

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Fagenson & Company, Inc. (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) that clears its securities transactions on a fully disclosed basis with Penson Financial Services, Inc. The Company primarily services institutional and retail accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned and securities sold, not yet purchased are recorded at current market value. Securities, not readily marketable are valued at current market value or at fair value as determined by management.

Significant Credit Risk and Estimates

The Company's clearing and execution agreement provides that its clearing firm Penson Financial Services, Inc.'s credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Penson Financial Services, Inc. records customer transactions on a settlement date basis, which is generally three business days after the trade date. Penson Financial Services, Inc. is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Penson Financial Services, Inc. may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Penson Financial Services, Inc. is charged back to the Company.

The Company, in conjunction with Penson Financial Services, Inc. controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Penson Financial Services, Inc. establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in New York City, New York and its customers are located throughout the United States.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and amounts due from broker dealers. The Company maintains accounts with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Securities Owned

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned at December 31, 2011 consist principally of various equity securities and exchange traded funds.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Income Taxes

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Valuation of Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

3. FAIR VALUE MEASUREMENT

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Money market accounts	$ -	$ 20,252	$ -	$ 20,252
Certificate of deposit	-	77,869	-	77,869
Equity securities	182,754	-	-	182,754
Exchange traded funds	178,517	-	-	178,517
Other assets			72,481	72,481
Total assets	$ 361,271	$ 98,121	$ 72,481	$ 531,873

Level 3 Change in Financial Assets and Liabilities

	Beginning Balance	Realized Gains (Losses)	Purchases, Issuances and Settlements	Ending Balance
Assets				
Certificate of deposit	$ 77,029	$ -	$ (77,029)	$ -
Other assets	246,477	(26,351)	(147,645)	72,481
Total	$ 323,506	$ (26,351)	$ (224,674)	$ 72,481

Beginning in 2011, the Company classifies certificates of deposits as Level 2.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2011:

Furniture and fixtures	$ 3,532
Computers and equipment	134,769
Leasehold improvements	64,060
	202,361
Less: accumulated depreciation and amortization	(115,359)
	$ 87,002

Depreciation and amortization expense was approximately $24,400 for the year ended December 31, 2011.

5. COMMITMENT

Leases

The Company leases office space in New York City. The leases for the offices expire through July 31, 2017 and call for monthly payments and specified escalations. Rent expense for the year ended December 31, 2011 was approximately $436,000, net of sublease rental income of approximately $88,500.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2011 for each of the next five years and in the aggregate are approximately:

2012	$	336,000
2013		306,000
2014		325,000
2015		325,000
Thereafter		516,000
	$	1,808,000

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Penson Financial Services, Inc. Penson Financial Services, Inc. carries all of the accounts of such customers and maintains and preserves such books and records.

7. SUBORDINATED BORROWINGS

The borrowings under a subordinated agreement at December 31, 2011, are as follows:

Subordinated Note, 4.8% due January 19, 2012	$	500,000
Subordinated Note, 1.5% due September 30, 2013		3,000,000
	$	3,500,000

The subordinated borrowing's are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As this liability carries a market rate of interest, the carrying amount is a reasonable estimate of fair value.

8. INCOME TAXES

There is no current provision for corporate income taxes for the year ended December 31, 2011, as the Company generated a net loss for income tax purposes. At December 31, 2011, the Company had available for federal income tax purposes net operating loss carry-forwards of approximately $6,100,000 that expire through 2030. A valuation allowance of 100% of this amount has been recognized due to the determination by the Company that it was uncertain whether the deferred tax assets would ultimately be realized.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $4,517,962, which was $4,267,962 in excess of its required net capital of $250,000. The Company had a percentage of aggregate indebtedness to net capital of 10% as of December 31, 2011.

10. PROFIT SHARING PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all eligible employees. Employee contributions to the plan are at the discretion of eligible employees. There was no Company match to the plan for the year ended December 31, 2011.

11. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2011 that would require recognition or disclosure in the financial statements, except as follows:

The Company plans to file a Form BDW, a uniform request for broker-dealer withdrawal, on February 29, 2012 and plans on ceasing operations as a broker-dealer.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2011

FAGENSON & CO., INC **Schedule I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL	
Total stockholder's equity	$ 1,420,730
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	3,500,000
	4,920,730
Deductions and/or charges:	
Non-allowable assets from statement of financial condition:	
Other assets	142,633
Due from broker-dealers	118,942
Property and equipment	87,002
	348,577
Net capital before undue concentration and haircuts on securities positions	4,572,153
Haircuts and undue concentration	
Stocks and warrants	54,191
	54,191
NET CAPITAL	$ 4,517,962
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	454,171
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	10%
MINIMUM NET CAPITAL REQUIRED	$ 250,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 4,267,962

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5
Reconciliation with the Company's computation (included in Part II of Form X17A-5) as of December 31, 2011:

Net capital, as reported in Company's part II (unaudited) Focus report	$ 3,417,090
Change in haircut on securities due to trade date sale adjustment	1,100,872
Ending net capital	$ 4,517,962

See independent auditor's report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Fagenson & Company, Inc.
New York, New York

In planning and performing our audit of the financial statements of Fagenson & Company, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 23, 2012

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Fagenson & Company, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Fagenson & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fagenson & Company, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fagenson & Company, Inc. management is responsible for Fagenson & Company, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 23, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

009952 FINRA DEC
FAGENSON & COMPANY INC 6*6
ATTN: BLANCHE LALIMA
60 BROAD ST 38TH FL
NEW YORK NY 10004-2306

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 14,423.65

B. Less payment made with SIPC-6 filed (exclude interest) (8,733.97)
7-21-2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,689.69

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,689.69

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,689.69

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fagenson & Co., Inc
(Name of Corporation, Partnership or other organization)

Blanche LaLima
(Authorized Signature)

Dated the 23 day of January, 20 12.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20___
and ending ________, 20___

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,921,890

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. 38,609

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 113,816

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 75,759

Enter the greater of line (i) or (ii) 113,816

Total deductions 152,425

2d. SIPC Net Operating Revenues $ 5,769,465

2e. General Assessment @ .0025 $ 14,423.67

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